EXHIBIT 12
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(UNAUDITED)
(Dollars in thousands)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
Earnings:
Pretax income from continuing operations before extraordinary items (1)	$48,597	$55,732	$69,661	$79,877	$77,303	$50,035	$76,002
Fixed charges	34,644	44,644	59,833	76,824	85,999	64,090	76,292
Capitalized interest	(841)	(170)	(1,535)	(875)	(665)	(626)	(2,494)
Equity (earnings) losses in less than 50% owned subsidiary	(332)	(15)	(270)

Earnings	$82,068	$100,191	$127,689	$155,826	$162,637	$113,499	$149,800

Fixed charges:
Interest expense (2)	$32,028	$42,101	$55,377	$72,556	$82,624	$61,255	$71,599
Capitalized interest	841	170	1,535	875	665	626	2,494
Amortization of loan expenses	1,775	2,373	2,921	3,393	2,710	2,209	2,199

Fixed charges	$34,644	$44,644	$59,833	$76,824	$85,999	$64,090	$76,292

Consolidated ratio of earnings to fixed charges	2.37	2.24	2.13	2.03	1.89	1.77	1.96

(1)	In accordance with FASB Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 and attributable to properties held for sale at September 30, 2006 to discontinued operations.

(2)	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.